UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 8, 2023

(Date of Report (Date of earliest event reported))

preREO LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00594

Delaware (State or other jurisdiction of incorporation or organization)	84-2915395 (IRS Employer Identification Number)
440 S. LaSalle Street, Suite 1110, Chicago, IL (Address of principal executive offices)	60605 (Zip Code)

(800) 555-1055
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

DELAY IN FILING ANNUAL REPORTS

Our audited financial statement for 12/31/2022 has not yet been completed. Therefore, we are unable to file our annual report for FY 2022 by the deadline of 5/1/2023. We are working to get the financials audited as soon as possible, and expect to file the annual report within the next four weeks.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 8, 2023.

preREO LLC

By:	/s/ Jorge Newbery
Jorge Newbery Chief Executive Officer

DATED: May 8, 2023

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